UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ___________

Commission file number 1-12434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

M/I Homes, Inc.
401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

M/I Homes, Inc.
3 Easton Oval, Suite 500
Columbus, Ohio 43219

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN

The following exhibits are being filed herewith:

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
M/I Homes, Inc. Profit Sharing Plan
Columbus, OH

We have audited the accompanying statements of net assets available for benefits of M/I Homes, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes at end of year, as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ GBQ Partners LLC
GBQ Partners LLC

Columbus, OH
June 17, 2011

M/I HOMES, INC.
401(k) PROIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010 and 2009

	2010	2009
ASSETS:

Cash and cash equivalents	$26,540	$127,606

Investments - at fair value:
Schwab Stable Value Fund	6,438,086	360,123
Collective Investment Trust - SEI Stable Asset Fund	—	5,655,584

M/I Homes Company Stock Fund	570,671	366,335

Mutual funds:
JP Morgan Diversified Mid-Cap Growth Fund	5,310,581	4,961,694
Dodge & Cox Stock Common	4,844,239	4,730,236
JP Morgan Equity Index Fund	3,853,991	3,675,997
Dreyfus/Standish Fixed Income Fund	3,807,516	3,848,370
Dodge & Cox International Stock Fund	3,154,830	3,143,810
JP Morgan Mid-Cap Value Fund	2,385,497	2,132,716
Harbor Capital Appreciation Fund	2,249,397	2,175,575
Artio International Equity Fund II	677,827	592,060
Vanguard Small Cap Value Index Fund	535,115	426,548
Vanguard Small Cap Growth Index Fund	483,069	311,533
Total mutual funds	27,302,062	25,998,539

Total investments	34,310,819	32,380,581

Receivables:
Notes receivable from participants	732,562	690,920
Contribution receivable from Plan Sponsor	279,998	299,231
Dividend and interest income receivable	40,381	49,603
Total receivables	1,052,941	1,039,754

TOTAL ASSETS	35,390,300	33,547,941

LIABILITIES:

Unsettled trades - purchases	40,380	49,603

TOTAL LIABILITIES	40,380	49,603

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	35,349,920	33,498,338

Adjustment from fair value to contract value for fully benefit-responsive
investment contracts	(167,579)	274,585

NET ASSETS AVAILABLE FOR BENEFITS	$35,182,341	$33,772,923

See notes to financial statements.

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010

ADDITIONS:

Investment Income:
Net appreciation in fair value of investments	$3,798,350
Dividends	401,903

Interest income on notes receivable from participants	28,553

Contributions:
From participants	1,711,253
From Plan Sponsor	279,998

Total Additions	6,220,057

DEDUCTIONS:

Benefits paid to participants	(4,810,639)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	1,409,418

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year	33,772,923

NET ASSETS AVAILABLE FOR BENEFITS - End of year	$35,182,341

See notes to financial statements.

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 and 2009

1. PLAN DESCRIPTION

The following description of the M/I Homes, Inc. 401(k) Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General-The Plan is a defined contribution 401(k) plan which became effective October 1, 1988, and whose purpose is to provide retirement income benefits for all eligible employees of M/I Homes, Inc. and its subsidiaries (the “Company” or the “Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). All employees employed on October 1, 1988, the Plan's inception date, were eligible to participate in the Plan. Full time employees are eligible for entry into the Plan with respect to employee contributions at the beginning of the calendar quarter immediately following their completion of ninety days of service, and part time employees are eligible for entry into the Plan with respect to employee contributions after completing one year of service with a minimum of 1,000 hours. For eligibility to receive Company contributions, employees are eligible after completion of one year of service with 1,000 hours. Effective July 1, 2005, the Plan was amended such that an employee may be credited with his or her service with a previous employer (“Predecessor Employer”) where such service occurred prior to the date that the Predecessor Employer became an affiliate of the Plan Sponsor, or some or all of the assets of the Predecessor Employer were acquired by the Plan Sponsor or an affiliate. The amendment also allowed a special employer contribution to be made for one or more Predecessor Employer participants during the initial year of participation in the Plan, at the discretion of the Plan Sponsor. All participants receive a Summary Plan Description upon becoming eligible for participation in the Plan. Participants should refer to this document and to the Plan text for more complete information. The Board of Directors of the Company controls and manages the operation and administration of the Plan. Wilmington Trust Company serves as the trustee of the Plan.

Contributions-Funding is provided by the Plan Sponsor and participant contributions. The amount of the Plan Sponsor's contribution is discretionary and is determined by the Company's Board of Directors. The Plan Sponsor is not required to make a contribution to the Plan and can suspend or terminate the Plan at any time. Plan participants may also make voluntary pre-tax contributions to the Plan. For 2010, these voluntary pre-tax contributions cannot exceed $16,500 per participant ($22,000 for participants 50 years of age or older), as provided in Internal Revenue Code Section 402(g). Total contributions to a participant's account cannot exceed the lesser of $49,000 or 100% of the participant's compensation for the year as provided in Internal Revenue Code Section 415(c). Plan participants may also contribute amounts rolled over from qualified defined benefit or defined contribution plans.

Participant Accounts-Individual account balances are maintained for each participant. Each participant's contributions, along with their share of the Plan Sponsor's contribution, are currently invested in the Plan's investment options as directed by the participant. Participants may change investment elections on a daily basis and are permitted to invest a maximum of 25% of their fund allocation in the M/I Homes Company Stock Fund. Participant account balances are adjusted daily for income, realized and unrealized gains and losses and Company and participant contributions. Company contributions are allocated to participants pro-rata based on eligible compensation up to $50,000.

Investments-Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested according to the participant's current investment elections. The Plan currently offers ten mutual funds, a stable value fund, and the M/I Homes Company Stock Fund as investment options for participants. The Company had previously offered a collective investment trust as an investment option, however, as of October 5, 2009, the collective investment trust was no longer an investment option to participants and was completely phased out in 2010. If a participant has not made an investment election, their contributions will automatically be invested in the Moderate Asset Allocation Model (which diversifies the investments based on a moderate risk tolerance) that best fits their time horizon until retirement.

Vesting-Contributions made by both the Plan Sponsor and Plan participants are 100% vested immediately.

Payment of Benefits-A Plan participant becomes eligible to receive benefits when the participant retires; becomes totally and permanently disabled; experiences financial hardship, as defined by Title 26 CFR 1.401(k)-1(d)(2) of the Federal Code of Regulations; dies; or terminates employment. Benefit payments are paid in lump sum amounts.

Notes Receivable From Participants-Participants may borrow up to 50% of their account balance, not to exceed $50,000. The loan amounts are collateralized by a percentage of the participant's balance of Plan assets, bear interest at prime plus 1% at the date the loan is initiated, and must be repaid within no more than five (5) years, unless the loan is granted for the purpose of acquiring the principal residence of the participant, in which case, it must be repaid within no more than fifteen (15) years. Principal and interest are paid ratably through bi-weekly payroll deductions. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting-The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required, the accompanying statement of net assets available for plan benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

Use of Estimates-The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent items at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties-The Plan allows participants to invest in a stable value fund, various mutual funds, and the M/I Homes Company Stock Fund. Such investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of such investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Cash and Cash Equivalents-Cash and cash equivalents include short-term highly liquid investments having maturities of less than ninety days.

Investment Valuation and Income Recognition-The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Please see Note 4 for further discussion regarding fair value measurements. Purchases and sales of securities are recorded on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Adoption of New Accounting Guidance-In September 2010, the Financial Accounting Standards Board (the “FASB”), issued Accounting Standards Update ("ASU") 2010-25, "Plan Accounting-Defined Contribution Pension Plans (Topic 962)." The amendments in this ASU require that participant loans be classified as notes receivable from participants, which are segregated from plan investments, and measured at their unpaid principal balance plus any accrued but unpaid interest. Participant loans are no longer subject to fair value measurement disclosure requirements. We adopted ASU 2010-25 for the plan year ending December 31, 2010, and it has been retrospectively applied throughout the Plan's financial statements.

Administrative Expenses-Administrative costs of the Plan are paid by the Plan Sponsor.

Payment of Benefits-Benefits are recorded when paid. There were no benefits payable at December 31, 2010 and $47,825 in benefits payable at December 31, 2009.

3. INVESTMENTS

The Plan's investments which exceeded 5% of net assets available for benefits as of December 31, 2010 and 2009 are as follows:

	2010	2009
SEI Stable Asset Fund (1)	$—	$5,930,169
Schwab Stable Value Fund (2)	6,270,507	360,123
JP Morgan Diversified Mid-Cap Growth Fund	5,310,581	4,961,694
Dodge & Cox Stock Common	4,844,239	4,730,236
JP Morgan Equity Index Fund	3,853,991	3,675,997
Dreyfus/Standish Fixed Income Fund	3,807,516	3,848,370
Dodge & Cox Stock International Stock Fund	3,154,830	3,143,810
JP Morgan Mid-Cap Value Fund	2,385,497	2,132,715
Harbor Capital Appreciation Fund	2,249,397	2,175,575

(1)
Investment amounts at contract value. The fair value of the investment was $5,655,584 at December 31, 2009. As of October 5, 2009, the Plan no longer offered this fund as an investment option to participants.

(2)	Investment amounts at contract value. The fair value of the investment was $6,438,086 and $360,123 at December 31, 2010 and 2009, respectively.

4. FAIR VALUE MEASUREMENTS

There are three measurement input levels for determining fair value: Level 1, Level 2, and Level 3. Fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

The asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for assets and liabilities measured at fair value, including the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Mutual Funds

These investments are valued using the net asset value provided by the administrator of the fund. The net asset value is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The net asset value is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Schwab Stable Value Fund

The Schwab Stable Value Fund is valued at the closing price reported on the active market on which it is traded and is classified within Level 1 of the valuation hierarchy.

M/I Homes Company Stock Fund

The M/I Homes Company Stock Fund is valued at the closing price reported on the active market on which it is traded and is classified within Level 1 of the valuation hierarchy.

Investments in the M/I Homes Company Stock Fund are accounted for in units. The unit price fluctuates relative to the price of M/I Homes, Inc. common shares according to the conversion rate established at the initial conversion to unit accounting in 2006.

SEI Stable Asset Fund

The collective investment trust is valued using the net asset value provided by the administrator of the fund. The net asset value is based on the value of the underlying investment contracts owned by the fund (including guaranteed investment contracts issued by insurance companies and other financial institutions, separate account contracts and synthetic wrap contracts), minus its liabilities, and then divided by the number of shares outstanding. The net asset value is classified within Level 2 of the valuation hierarchy because the net asset value's unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2010 and 2009:

	As of December 31, 2010
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Mutual funds:
Value funds	$10,919,681	$10,919,681	$—	$—
Growth funds	8,043,047	8,043,047	—	—
Index funds	3,853,991	3,853,991	—	—
Income funds	3,807,516	3,807,516	—	—
International Fund	677,827	677,827	—	—
Schwab Stable Value Fund	6,438,086	6,438,086	—	—
M/I Homes common stock fund	570,671	570,671	—	—

Total assets	$34,310,819	$34,310,819	$—	$—

	As of December 31, 2009
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Mutual funds
Value funds	$10,433,310	$10,433,310	$—	$—
Growth funds	7,448,802	7,448,802	—	—
Index funds	3,675,997	3,675,997	—	—
Income funds	3,848,370	3,848,370	—	—
International Fund	592,060	592,060	—	—
Schwab Stable Value Fund	360,123	360,123	—	—
M/I Homes common stock fund	366,335	366,335	—	—
SEI Stable Asset Fund	5,655,584	—	5,655,584	—

Total assets	$32,380,581	$26,724,997	$5,655,584	$—

5. NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

During 2010, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated in value as follows:

Mutual Funds:
JP Morgan Diversified Mid-Cap Growth Fund	$1,136,412
Dodge & Cox Stock Common	528,372
JP Morgan Equity Index Fund	442,600
JP Morgan Mid-Cap Value Fund	435,626
Dodge & Cox International Stock Fund	347,618
Harbor Capital Appreciation Fund	230,158
Dreyfus/Standish Fixed Income Fund	174,865
Vanguard Small Cap Growth Index Fund	103,923
Vanguard Small Cap Value Index Fund	93,652
Artio International Equity Fund II	33,379

Total mutual funds	3,526,605

M/I Homes Company Stock Fund	195,137
Schwab Stable Value Fund	76,608

Net appreciation in fair value of investments	$3,798,350

6. INVESTMENT CONTRACT VALUATION

In 2009, the Plan invested in a collective investment trust with Wilmington Trust Company which invested primarily in a diversified portfolio of insurance companies and other investment contracts. Wilmington Trust Company maintained the contributions in a pooled account. The account was credited with earnings on the underlying investments and charged for Plan withdrawals. As of October 5, 2009, the Plan no longer offered this fund as an investment option to participants.

7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2010 and 2009, the Plan held approximately 110,000 units and 104,000 units of M/I Homes Company Stock Fund, a fund that invests solely in the common shares of M/I Homes, Inc., respectively. During the year ended December 31, 2010, the Plan did not record any dividend income relating to the M/I Homes Company Stock Fund.

8. PLAN TERMINATION

Although the Company has not indicated any intent to do so, it has the right to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of termination, the net assets of the trust would be distributed in a form of payment as determined by the Plan Trustee.

9. FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter dated November 3, 2008, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). Therefore, no provision for income taxes has been included in the Plan's financial statements.

******

SUPPLEMENTAL SCHEDULE

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2010

	Number of
	Shares/Units/
	Face Value	Fair Value

Mutual Funds:
JP Morgan Diversified Mid-Cap Growth Fund	230,995	$5,310,581
Dodge & Cox Stock Common	44,954	4,844,239
Dreyfus/Standish Fixed Income Fund	183,849	3,807,516
JP Morgan Equity Index Fund	135,086	3,853,991
Dodge & Cox International Stock Fund	88,346	3,154,830
Harbor Capital Appreciation Fund	61,258	2,249,397
JP Morgan Mid-Cap Value Fund	102,382	2,385,497
Artio International Equity Fund	54,708	677,827
Vanguard Small Cap Value Index Fund	33,424	535,115
Vanguard Small Cap Growth Index Fund	22,038	483,069
Total mutual funds		27,302,062

M/I Homes Company Stock Fund (2)	110,381	570,671
Schwab Stable Value Fund (1)	320,827	6,270,507
Notes receivable from participants
(maturing 2011 - 2019 at interest rates of 4.25% to 9.25%) (2)	$732,562	732,562

TOTAL		$34,875,802

(1)	Investment amounts at contract value. The fair value of the investment was $6,438,086 at December 31, 2010.

(2)	Party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN

Date: June 17, 2011                    By: /s/Phillip G. Creek
Phillip G. Creek, Plan Administrator

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2010

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm